

January 19, 2021

Leonard Tannenbaum
Chief Executive Officer
AFC Gamma, Inc.
525 Okeechobee Blvd.
Suite 1770
West Palm Beach, FL 33401

      Re: AFC Gamma, Inc.
          Form S-11
          Filed December 28, 2020
          File No. 333-251762

Dear Mr. Tannenbaum:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-11 filed December 28, 2020

General

1.   We note your response to comment 1 of our letter. Please note that we referred your response to the Division of Investment Management and may have further comment.

2.   We note your response to comment 2 and we reissue our comment. As you recently commenced operations on July 31, 2020, you do not have a significant track record at this time for investors to make an informed decision. We further note that you do not appear to have executed agreements with respect to 75% of the proceeds. We are therefore not able to agree with your assertion that you are not subject to Guide 5 and reissue our comment. Accordingly, please tell us how you considered the applicability of Industry Guide 5, or

revise to provide the disclosure required by Industry Guide 5. See Securities Act Release 33-6900 (June 17, 1991), Industry Guide 5 and CF Disclosure Guidance: Topic No. 6 for guidance.

3.   We note assumption 5 in the draft legal opinion. This is an improper assumption as it assumes the number of shares that will be available for issuance. Please have counsel revise the legal opinion to delete the assumption and to clarify separately that, as of the date of the opinion, you have a sufficient number of authorized shares. Refer to the Division of Corporation Finance's Staff Legal Bulletin No. 19 for guidance.

4.   Pleas revise your risk factor disclosure to comply with Item 105 of Regulation S-K.

Recent Developments, page 12

5.   We note your disclosure that there will be a seven-for-one stock split of your common stock, which will occur immediately prior to consummation of this offering. Please clarify for us and in your filing if the stock split will occur immediately before, at, or after the effectiveness of the registration statement. We may have further comment.

Management Compensation, page 125

6.   We note your response to comment 11 of our letter. In addition to the information provided, please provide a summary compensation table. In the table, please ensure that you disclose all fees to be paid to your manager, including, but not limited to, the syndication fee, structuring fee, diligence fee, monitoring fee, and agency fee. Additionally, please explain the services that the manager will provide in order to receive these fees and how these services are distinct from the services covered under the management fee. Please refer to Item 4 of Industry Guide 5 for guidance.

Index to the Financial Statements, page F-1

7.   We note your response to our comment 16. Please address the following:
•   Please clarify for us how you determined that you do not have a substantial asset concentration in properties securing loans. Reference is made to SAB 1I.
•   Please clarify your statement that the loans are not secured or repaid by operating properties. In this regard, please reconcile this statement to your additional statement that you make loans which are secured by multiple collateral sources, including mortgages on the borrower's real estate and to your disclosure throughout your filing of real estate collateral.
•   Please clarify your statement that the properties are not operating properties in the sense of a traditional mortgage. In this regard, please tell us if there is not any operating activity occurring at these properties.
•   We note in your response that you have provided a narrative description of the general character of the properties. Please clarify for us where you have disclosed the property types and locations for the properties securing the loans.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeeho M. Lee, Esq.